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K N ENERGY COMPLETES ACQUISITION


Lakewood, CO - K N Energy, Inc. (NYSE - KNE) announced that it has finalized the previously announced $80.1 million acquisition of natural gas transmission pipeline and gas storage assets in Texas from Meridian Oil Inc. The two major West Texas pipeline systems being acquired are the Morgan Creek Pipeline and the MoTrans Pipeline.

This acquisition reflects K N Energy's strategy to continue to build on its extensive Rocky Mountain, Mid-Continent and Texas natural gas pipeline systems. "K N Energy has been very pleased by the expression of interest from customers on these pipelines and by the potential growth opportunities these pipelines offer," said Larry D. Hall, K N Energy's President and Chief Executive Officer.

"K N Energy's 1994 and 1995 merger and acquisition steps provide the Company with a strong competitive balance of new nonregulated operations across the natural gas value stream." Hall said, "By balancing investment in the solid regulated business and the unregulated business, K N Energy is better able to create value for its customers and capture value for its shareholders."

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Release Date:             February 16, 1995
Contact:                  Dick Buxton - (303)  763-3472
                          Karla Kimrey - (303)  763-3489